EXHIBIT 1
YEAR 2010 / 1st QUARTER
RESULTS OF OPERATIONS
OF GLOBAL SOURCES LTD.

           The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements.

Overview
           We are a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media. We provide sourcing information to volume buyers and integrated marketing services to suppliers. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 39 years we have been in the same primary business of helping buyers worldwide find products and suppliers in Asia.
           Our key business objective is to be the preferred provider of content, services and integrated marketing solutions that enable our customers to achieve a competitive advantage.
           We believe we offer the most extensive range of media and export marketing services in the industries we serve through our three primary channels — online marketplaces, magazines and trade shows.
           We were originally incorporated under the laws of Hong Kong in 1970. In 1971, we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Realizing the importance of the Internet, we became one of the first providers of business-to-business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.
           In April 2000, we completed a share exchange with a publicly-traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd.
Revenue
          We derive revenue from two principal sources:
          Online and other media services; and Exhibitions, trade shows and seminars.
          Online and other media services consists of following two primary revenue streams:
          Online Services — Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees.

           Other Media Services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications and sourcing research reports.
           We recognize revenue from our Online and Other Media Services ratably over the period in which the advertisement is displayed.
           Exhibitions — trade shows and seminars — Our China Sourcing Fairs offer international buyers direct access to manufacturers in China and elsewhere in Asia. The first China Sourcing Fair was held in the fourth quarter of 2003. Subsequently, we have held several China Sourcing Fairs events in the second and fourth quarters of 2004 to 2009. In addition, in 2007 we launched new China Sourcing Fairs events in Dubai and Shanghai and in 2008 we launched new China Sourcing Fairs events in India. In the first quarter of 2010, we held China Sourcing Fairs events in Shanghai in January 2010 and International IC China Conferences and Exhibitions in China in March 2010; these exhibitions were held in December 2008 and March 2009, respectively, in prior years. Therefore, we held more exhibition events in the first quarter of 2010 compared to the first quarter of 2009. We derive revenue primarily from exhibit space rentals, but also from advertising and sponsorship fees in show guides and other locations in and around our event venues. We also receive fees from attendees to attend our technical conferences held during the events. We recognize exhibitor services revenue at the completion of the related events. Our future major China Sourcing Fairs are scheduled to be held in the second quarter and fourth quarter of each financial year. As a result, second and fourth quarter revenue are expected to be higher than the first and third quarter revenue.
Results of Operations
The following table sets forth the results of our operations:

	Three months ended
	March 31,
	2010	2009
	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$28,314	$29,495
Exhibitions	4,505	4,488
Miscellaneous	1,111	805

	33,930	34,788

Operating Expenses:
Sales	13,131	13,738
Event production	1,184	821
Community	4,337	5,197
General and administrative	10,962	11,595
Online services development	1,319	1,411
Amortization of intangibles and software costs	273	42

Total Operating Expenses	31,206	32,804

Income from Operations	2,724	1,984

Net Income Attributable to the Company	$2,589	$1,197

Note: 1. Online and other media services consists of:

	Three months ended
	March 31,
	2010	2009
	(Unaudited)	(Unaudited)
Online services	$21,781	$21,970
Print services	6,533	7,525

	$28,314	$29,495

     The following table represents our revenue by geographical areas:

	Three months ended
	March 31,
	2010	2009
	(Unaudited)	(Unaudited)
Asia	$31,915	$32,650
United States	1,783	1,886
Europe	36	45
Others	196	207

Total revenue	$33,930	$34,788

Consolidated Results
Revenue
           Our total revenue declined by 2% to $33.9 million during the three months ended March 31, 2010 from $34.8 million during the three months ended March 31, 2009. China accounted for 71% of total revenue during the three months ended March 31, 2010 compared to 67% of total revenue during the three months ended March 31, 2009. Our Online and Other Media Services revenue declined by 4% from $29.5 million during the three months ended March 31, 2009 to $28.3 million during the three months ended March 31, 2010 resulting from a 1% decline in our Online and Other Media Services revenue in our China market and larger declines in our Hong Kong, Taiwan and other Asian markets, off-set partially by a 4% growth in our United States market. Our China market represented 71% of Online and Other Media Services revenue during the first quarter of 2010 compared to 69% during the first quarter of 2009. The decline in our Online and Other Media Services Revenue resulted mainly from a 13% decline in our revenue relating to print advertising and a decline of 1% from hosting online websites for our customers. Magazine advertising is expected to be under continued pressure from the global shift by advertisers away from print advertising. Our Exhibitions revenue grew marginally during the three months ended March 31, 2010 compared to the three months ended March 31, 2009. In the first quarter of 2010, we held our rescheduled China Sourcing Fairs events in Shanghai in January 2010 and International IC China Conferences and Exhibitions in China in March 2010; these exhibitions were held in December 2008 and March 2009, respectively, in prior years. Although we held more exhibition events in the first quarter of 2010 compared to the first quarter of 2009, the revenue growth from the China Sourcing Fairs events in Shanghai was mostly off-set by a decline in the revenue from our International IC China Conferences and Exhibitions in China, resulting in only a marginal growth in our exhibitions revenue. The decline in the revenue from our International IC China Conferences and Exhibitions in China resulted mainly from a lower number of booths sold in our March 2010 events compared to our March 2009 events.

           Total revenue from China grew by 3% during the quarter ended March 31, 2010 compared to the quarter ended March 31, 2009 although our total company revenue declined by 2% during the same period.
Business Strategy
           We have a large market opportunity primarily focused on China’s exports and domestic B2B market. Our business strategy to achieve our objectives is to serve our markets with online, print and trade show media that address our customers’ needs at all stages of the buying process. Our business strategy is built around the following four key foundations.
Market Penetration
           With our existing products in our existing markets there is potential for future growth. For example, we believe that there are many additional potential customers who we can attract to become customers of Global Sources Online and our China Sourcing Fairs.
New Product Development
           We continue developing our China Sourcing Fairs. In 2010, we have 55 shows scheduled versus the 30 we held in 2009. We are focused on specialization and have established unique market positions for categories including Security Products, Fashion Accessories, Baby & Children’s Products, and Underwear & Swimwear. Our strategy has also involved launching shows in developing markets and in 2010 we have shows scheduled in Johannesburg and Singapore.
Expansion into China’s Domestic B2B Market
           We intend to continue developing existing products and launch new products and services for China’s domestic market. This is a significant medium-term business opportunity where we intend to leverage our brands, content, sales representatives, expertise and community.
Acquisitions and/or Alliances
           We intend to support our strategy by looking for acquisitions and/or alliances designed to drive growth and accelerate achievement of our goals. We plan to seek complementary businesses, technologies or products that will help us maintain or achieve market-leading positions in particular niche markets. For example, in 2009 our e-Media Asia Ltd. acquired a majority stake in the China International Optoelectronic Expo.
Operating expenses
           Sales. We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of revenue generated. For online and other media services, the commission expense is recognized when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier. For exhibitions, the commission expense is recognized when the associated revenue is recognized upon conclusion of the event. Sales costs consist of operating costs for our sales departments and the commissions, marketing fees and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts.
           Sales costs declined from $13.7 million during the three months ended March 31, 2009 to $13.1 million during the three months ended March 31, 2010, a decline of 4%. This was mainly due to a decline in sales commissions in turn due to a decline in revenue as well as a decline in sales marketing fees due to a planned reduction in our marketing efforts to open new markets, in order to reduce our costs.
           Event Production. Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.
           Event production costs increased from $0.8 million during the three months ended March 31, 2009 to $1.2 million during the three months ended March 31, 2010 primarily due to the increase in number of exhibition events as we held our rescheduled Shanghai China Sourcing Fairs events and International IC China Conferences and Exhibitions in China in the first quarter of 2010 while we held only International IC China Conferences and Exhibitions in China in the first quarter of 2009. The increase in cost due to increase in events has been partially off-set by reduction in booth construction and other event organizing costs resulting from a decline in the number of exhibition booths sold for our International IC China Conferences and Exhibitions in China in the first quarter of 2010.
           Community. Community costs consist of the costs incurred for servicing our buyer community and for marketing our products and services to the global buyer community. Community costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation and magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the China Sourcing Fairs events and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs incurred for events are expensed during the event months in the year in which the expenses are incurred.
           Community costs declined from $5.2 million during the three months ended March 31, 2009 to $4.3 million during the three months ended March 31, 2010, a decline of 17%. This decline was due mainly to a 34% decline in bulk circulation costs, paper cost and printing charges resulting from a decline in our print revenue, the merger of two of our publications since the second quarter of 2009 and the implementation of certain cost saving measures. We also reduced our buyer promotion costs for our exhibition events and reduced our participation in third party trade shows promoting our products and services to the buyer community in efforts to reduce our costs.
           General and Administrative. General and administrative costs consist mainly of corporate staff compensation, information technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs. General and administrative costs decreased by 5% from $11.6 million during the three months ended March 31, 2009 to $11.0 million during the three months ended March 31, 2010, due mainly to declines in content management costs as a result of lesser volume due to decline in online and other media services revenue, as well as declines in information technology services costs.
           Online Services Development. Online services development costs consist mainly of payroll, office rental and depreciation costs relating to the updating and maintenance of Global Sources Online. Online services development costs to fund the updating and maintenance of our online services declined by 7% from $1.4 million during the three months ended March 31, 2009 to $1.3 million during the three months ended March 31, 2010. This decline was due mainly to declines in payroll costs and depreciation costs.
           Non-Cash Compensation Expense. We have issued share awards under several equity compensation plans (“ECP”) to both employees and non-employees. The Company’s share awards to non-employees are share grants to the consultants and to the employees of third party service providers (collectively known as “Team Members”).
     These share grants to the Team Members vest over a six-year period on a graded vesting basis, with a percentage of shares vesting each year. The share grants have a service condition that the grantee must continue to provide the services during the vesting period. The grantees will receive the shares on the respective vesting dates if they continue to render services to the Company.
           If a Team Member ceases to provide services to the Company, any shares that have not vested are forfeited.
           The Company accelerates the vesting of share grants in the event of death of a grantee or if there is a takeover or a change of control of the Company.
           During the three months ended March 31, 2010, we recorded expenses of $0.12 million resulting from the re-measurement of the stock based compensation relating to the unvested share grants to Team Members based on our share price of $6.51 as of March 31, 2010 which was marginally higher compared to a $6.25 share price as of December 31, 2009. This expense was recorded to various categories of operating expenses disclosed in the income statement for the quarter ended March 31, 2010 as follows: Sales: $0.08 million; Community: $0.006 million; General & Administrative: $0.03 million; Online services development: $0.005 million.
           We also recognize non-cash compensation expenses relating to the share awards to our directors under The Global Sources Directors Share Grant Award Plan. The total non-cash compensation expenses, resulting from ECP and The Global Sources Directors Share Grant Award Plan recorded by us and included under the respective categories of expenses during the three months ended March 31, 2010 was $0.6 million compared to an expense of $0.5 million recorded during the three months ended March 31, 2009. The increase in expenses is mainly due to the re-measurement of equity compensation expense relating to non-employee share awards based on our prevailing share price and new share awards during the first quarter of 2010.
           The corresponding amounts for the non-cash compensation expenses/credit are credited /charged to shareholders’ equity.
           Amortization of intangibles and software costs. We have issued share awards under two equity compensation plans (“ECP”) to former employees and Team Members after they resigned or retired from their respective employment or consultancy service.

           Under these two plans, the share grants to the non-employees vest over a five-year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the Plan. The Company has the ability to enforce the non-compete agreement by forfeiting the shares if the grantee fails to comply with the non-compete terms. There is no other vesting condition other than the non-compete terms.
           We recognize the intangible asset relating to the non-compete provisions of each of the above awards at the fair value of the respective award. The intangible asset is amortized over the non-compete period on straight-line basis. During the three months ended March 31, 2010, we recorded amortization expense of $ 0.1 million relating to these intangibles.
           In December 2009, our subsidiary, eMedia Asia Limited (“eMedia Asia”), acquired the entire issued share capital of eMedia South China Limited (previously known as “UBM South China Limited”), a company incorporated in the Hong Kong Special Administrative Region, which holds a 70% equity interest in Shenzhen Herong UBM Exhibition Co., Ltd. Shenzhen Herong UBM Exhibition Co., Ltd. operates a trade show in the PRC known as the “China International Optoelectronic Expo”. We accounted for this acquisition as a business combination. We recorded the acquired intangible assets at a fair value of $7.1 million pending completion of the final valuation of these assets, which will be completed in 2010. During the current quarter, we recorded an amortization expense of $0.1 million on these intangible assets.
           Total amortization of intangibles and software costs was $0.3 million during the three months ended March 31, 2010 compared to $0.04 million during the three months ended March 31, 2009. The increase was mainly due to the amortization of intangibles discussed in the preceding paragraphs.
           Income From Operations. The total income from operations during the three months ended March 31, 2010 was $2.7 million as compared to $2.0 million during the three months ended March 31, 2009. The growth in total income from operations resulted mainly from a decline in sales costs, community costs, general and administration costs and online services development costs, off-set partially by decline in revenue, increase in event production costs and amortization of intangibles and software costs.
           Interest and dividend income. We recorded interest income of $0.3 million arising mainly from U.S. Treasury securities and term deposits placed with banks during the three months ended March 31, 2010 compared to an interest income of $0.07 million during the three months ended March 31, 2009. The increase in interest income was mainly due to higher yield on the term deposits with the banks during the three months ended March 31, 2010.
           Income Taxes. Certain subsidiaries of the group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Some of our subsidiaries operate in Hong Kong SAR, Singapore, China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions.
           We reported a tax provision of $0.1 million during the three months ended March 31, 2010 and $0.1 million during the three months ended March 31, 2009.
           Net Income attributable to the Company. Net income attributable to the company was $2.6 million during the three months ended March 31, 2010, compared to $1.2 million during the three months ended March 31, 2009. The growth in net income attributable to the Company resulted mainly from declines in sales costs, general and administration costs, community costs and online services development costs, growth in interest income and a decline in foreign exchange losses, off-set partially by decline in revenue and increase in event production costs and amortization of intangibles and software costs.
Liquidity and Capital Resources
           We financed our activities for the quarter ended March 31, 2010 using cash generated from our operations and we have no bank debt as at March 31, 2010.
           Net cash generated from operating activities was $9.4 million during the three months ended March 31, 2010, compared to $6.7 million cash generated from operating activities during the three months ended March 31, 2009. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.
           Receivables from sales representative organizations increased from $5.6 million as of December 31, 2009 to $8.4 million as of March 31, 2010 due to increase in our collections. The receivables from sales representative organizations may decline in the near future as the collections are transferred to our bank account. In the long term, if our China business and our exhibition business grow as the economic climate improves, the receivables from sales representative organizations may increase. All the authorized signatories to the collection depository bank accounts maintained by our sales representatives in China are our employees, a majority of whom are our senior management staff.
           In 2004, 2007 and 2008 we purchased office space of 9,000 square meters, 1,939.38 square meters and 6,364.50 square meters respectively, in commercial buildings in Shenzhen China. In 2008 we also purchased office space of 22,874 square feet together with six car parking spaces in a commercial building in Hong Kong SAR. These buildings are situated on leasehold lands with lease periods ranging between 50 to 55 years. We record the depreciation on these assets on a straight-line basis over the remaining lease term. The total net book value of these four office properties as of March 31, 2010 and as of December 31, 2009 was $71.4 million and $71.8 million respectively.
           Advance payments received from customers were $92.3 million as of March 31, 2010, compared to $76.4 million as at December 31, 2009, which improved our liquidity. The majority of our customers in China pay us in advance for our Online and other media services business. The majority of our Exhibitions business collections are advance payments.
           We continuously monitor collections from our customers and maintain an adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances established, if bad debts significantly exceed our provisions, additional allowances may be required in future.
           We invest our excess cash in term deposits with commercial banks, U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business.
           Generally, we hold securities with specified maturity dates such as Treasury Bills until their maturity. We invest excess cash on hand in short term U.S. Treasury Bills and in term deposits with major banks to generate interest income. This does not increase our risk as these term deposits are protected by foreign sovereign guarantees till the end of 2010. The market values of U.S. Treasury Bills and in term deposits with banks as at March 31, 2010 were $75.6 million and $61.5 million, respectively compared to the market values of U.S. Treasury Bills and in term deposits with banks as at December 31, 2009 of $70.1 million and $61.2 million, respectively. We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price or for other speculative purposes. Our objective is to invest to support our capital preservation strategy.
           We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at March 31, 2010, the unutilized amount under this facility was approximately $0.5 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at March 31, 2010, such guarantee amounted to $0.003 million.
           We recorded a valuation allowance for the deferred tax assets of $7.3 million as at March 31, 2010 as it was more likely than not that they would not be realized. These deferred tax assets resulted from the net operating losses in some of our subsidiaries.
           During the first quarter of 2007, we entered into a number of venue license agreements for our exhibition events amounting to $44.4 million in payments over five and a half years. The agreements are cancelable under Force Majeure conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As of March 31, 2010, we have paid approximately $17.9 million under these agreements.
           In the fourth quarter of 2009 and the first quarter of 2010, we entered into promotion agreements for the event specific promotion of our exhibition events amounting to $0.8 million. As of March 31, 2010, we have paid approximately $0.1 million under these agreements.
           On February 4, 2008, our board of directors authorized a program to buyback up to $50.0 million of common shares. We may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate us to buyback any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As of March 31, 2010, we have not bought back any of our shares under this program.
           Shenzhen Herong UBM Exhibition Co., Ltd. (“PRC Co”) incorporated in the People’s Republic of China (“PRC”) operates a trade show in the PRC known as the “China International Optoelectronic Expo”. eMedia South China Limited (previously known as “UBM South China Limited”) (“HK Co”), a company incorporated in the Hong Kong Special Administrative Region, owns a 70% equity interest in PRC Co, and Shenzhen Herong Exhibition Industrial Co., Ltd., a company incorporated in the PRC, owns a 30% equity interest in PRC Co. In August 2009, United Professional Media Sarl (“UPM”) acquired the entire issued share capital of HK Co from Business Media China AG (“BMC”), pursuant to a share purchase agreement between UPM and BMC. In December 2009, our subsidiary, eMedia Asia Limited (“eMedia Asia”) acquired the entire issued share capital of HK Co from UPM. With this acquisition, eMedia Asia’s portfolio of media products for the Chinese electronic engineering community further complements the group’s own multi-channel media network for professionals in China’s electronic industry. Total consideration of approximately $6.8 million consisted of $1.0 million liabilities assumed and a $6.1 million cash payment which included a $0.3 million due diligence costs reimbursement to UPM that we expensed. The liabilities assumed included $0.8 million to be paid in within one year subject to any adjustments and settlements in respect of any outstanding warranty claims against BMC and completion of certain other requirements. As of March 31, 2010, we paid $0.3 million of these liabilities assumed. We accounted for this acquisition as a business combination. As of December 31, 2009, we recorded the acquired intangible assets and the 30 % non-controlling interest in the PRC Co at their estimated fair values of $7.1 million and $2.9 million respectively, pending completion of the final valuations which will be completed in 2010. During the quarter ended March 31, 2010 we recorded amortization of intangible assets of $0.1 million relating to these acquired intangible assets.
           We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital needs, capital expenditure requirements and cash commitments for the next 12 months. However, looking to the long term, we may raise additional share capital, or sell debt securities, or obtain credit facilities as and when required to further enhance our liquidity position, and an issue of additional shares could result in dilution to our shareholders.
Recent Accounting Pronouncements
           The following recent accounting pronouncements that are applicable to us do not have a material effect on our results of operations and financial condition:
(i)	SFAS 167 “Amendments to FASB Interpretation No. 46” (“SFAS No.167”).

(ii)	SFAS 166 “Accounting for Transfers of Financial Assets — an Amendment of FASB Statement No. 140” (“SFAS No.166”).

(iii)	ASU 2010-06, “Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements.”
We are currently evaluating whether the following accounting pronouncement has a material effect on our results of operations and financial condition:
(i)	ASU No.2009-13 — Revenue Recognition (ASC Topic 605): Multiple-Deliverable Revenue Arrangements.
The above recent accounting pronouncements are discussed in detail below:
           In June 2009, the FASB issued SFAS No.167. SFAS No.167 amends the existing guidance around FIN 46(R), “Consolidation of Variable Interest Entities”, which is incorporated in ASC Topic 810, “Consolidation”, and amends the consolidation guidance for variable interest entities. Additionally, SFAS No.167 will require additional disclosures about involvement with variable interest entities. The effective date for the pronouncement is the fiscal year beginning after November 15, 2009, and will require retrospective application. We adopted this accounting standard with effect from January 1, 2010 and the adoption of this standard does not have any material impact on our consolidated financial statements.
           In June 2009, the FASB issued SFAS No.166. SFAS No.166 is a revision to SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment

of Liabilities” which is incorporated in ASC Topic 860, Transfers and Servicing, to eliminate the concept of a qualifying special purpose entity. Additionally, SFAS No. 166 will amend the criteria for a transfer of financial assets to qualify for sale accounting under SFAS 140, and will require more information about transfer of financial assets, including securitization transactions, and enhanced disclosures when companies have continuing exposure to the risks related to transferred financial assets. The effective date for the pronouncement is the fiscal year beginning after November 15, 2009, and will require retrospective application. We adopted this accounting standard with effect from January 1, 2010 and the adoption of this standard does not have any material impact on our consolidated financial statements.
           In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, which amends ASC Topic 605, Revenue Recognition, to require companies to allocate revenue in multiple-element arrangements based on an element’s estimated selling price if vendor-specific or other third-party evidence of value is not available. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Earlier application is permitted. We expect to apply this standard on a prospective basis for revenue arrangements entered into beginning January 1, 2011. We are currently evaluating the impact of the adoption of the ASU on our consolidated financial statements.
           In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements.” This update will require (1) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (2) information about purchases, sales, issuances and settlements to be presented separately (i.e., present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosure are effective for the first interim or annual reporting periods beginning after December 15, 2009, except for the disclosure requirements related to the purchases, sales, issuances and settlements in the rollforward activity of Level 3 fair value measurements, which is required for annual reporting periods beginning after December 31, 2010. We adopted the new disclosure requirements which are effective for fiscal years beginning after December 15, 2009, with effect from January 1, 2010 and the adoption does not have a material impact on our financial statements.
Qualitative and Quantitative Disclosures about Market Risk
           We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gains or losses in revenue and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses.
           Our contracts with customers are denominated and priced in foreign currencies. The conversion of these contract proceeds to U.S. dollars could result in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. The following table summarizes our foreign currency Accounts Receivable and provides the information in U.S. Dollar equivalent:

	As of March 31, 2010 (in U.S. Dollars Thousands)				As of December 31, 2009 (in U.S. Dollars Thousands)
	Expected maturity dates				Expected maturity dates
Currency	2010	Thereafter	Total	Fair value	2010	Thereafter	Total	Fair value

HKD	656	-	656	656	702	-	702	702
CNY	1,928	-	1,928	1,928	1,545	-	1,545	1,545
TWD	332	-	332	332	351	-	351	351
JPY	31	-	31	31	46	-	46	46

	2,947	-	2,947	2,947	2,644	-	2,644	2,644

           We believe this risk is mitigated because historically a majority (ranging between 98% to 99%) of our revenue is denominated in U.S. Dollars or is received in the Hong Kong Dollar, which is currently pegged to the U.S. Dollar, the Chinese Renminbi, which historically remained relatively stable but has strengthened during the past three years against the U.S. Dollar, and the New Taiwan Dollar, which is relatively stable against U.S. Dollar. Correspondingly, a majority (approximately 60% to 80%) of our expenses are denominated in Asian currencies. To the extent significant currency fluctuations occur in the New Taiwan Dollar, the Chinese Renminbi or other Asian currencies, or if the Hong Kong Dollar is no longer pegged to the U.S. Dollar, our revenue and expenses will fluctuate and our profits will be affected.
           During the three months ended March 31, 2010 and the three months ended March 31, 2009, we have not engaged in foreign currency hedging activities.
           In the three months ended March 31, 2010 and the three months ended March 31, 2009, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.
Forward-looking Statements
           Except for any historical information contained herein, the matters discussed in this report contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “predict,” “strategy,” “forecast,” “will” and similar terms and phrases, including references to assumptions.
           These forward-looking statements include current trend information, projections for deliveries, business growth strategies and plans, projected capital expenditure, expansion plans and liquidity. These forward looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this report on Form 6-K. These risks include but are not limited to: product demand; customer satisfaction and quality issues; labor disputes; competition, changes in technology and the marketplace; our ability to achieve and execute internal business plans; the success of our business partnerships and alliances; worldwide political instability and economic growth; changes in regulatory and tax legislation in the countries in which we operate; and the impact of any weakness in the currencies in Asia in which we operate.
           In addition to the foregoing factors, certain other risks and uncertainties, which could cause actual results to differ materially from those expected, estimated or projected can be found in the section “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.
           If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report on Form 6-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this report.